EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

December 19, 2011	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO CONTINUES TO SELL INVENTORY OF CONCENTRATES AND PROVIDES OPERATIONAL UPDATE

Avino Silver and Gold Mines Ltd. (the “Company” or “Avino”) is pleased to provide the following update of activities at its Avino’s mine operation located near Durango, Mexico.

SALE OF CONCENTRATE

Avino is pleased to announce the sale of all its remaining copper concentrate produced in 2011 from stockpiles of material left from previous mining of the Avino Vein located on Avino’s property near Durango, Mexico. The concentrate grades approximately 2.2kg/t silver and 25g/t gold.

Shipment of the copper concentrate started last week and the remaining 7 or 8 truck loads are expected to be shipped and delivered to TMC’s warehouse in Manzanillo before the end of the month. The provisional payment for this lot shipment is expected in late December or early January with the final payment once the assays have been completed. Avino uses bonded carriers to ship its concentrate and has the necessary insurance in place.

The Company is currently in the final stages of negotiating an agreement for the sale of the remaining San Gonzalo bulk concentrate. Shipment of the concentrate will commence once the sale agreement has been finalized.

OPERATIONAL UPDATE

Milling operations are continuing with the processing of the old Avino vein stockpiles at the rate of approximately 180 tpd. The feed grades are highly variable depending on the location of the material. Typical silver feed grade ranges from 60 to 120 g/t and gold from 0.6 to 1.5 g/t.

The Company is also pleased to report the construction of the power line from the existing substations serving the mill and Avino mine to the San Gonzalo portal is 60% complete. The approximate distance of the power line once complete will be 2 km. The work was performed by a local contractor with supervision from our staff and once complete will reduce consumption of diesel fuel, thus saving costs.

With regards to the mine development work at San Gonzalo, the Company is pleased to report the ramp to level 3 has been reached and work on the crosscut to the vein is currently in progress. In addition work on the ramp to level 4 will continue as well.

Technical information in this news release has been reviewed and approved by Jasman Yee, P. Eng, the Company’s Qualified Person as defined by NI 43-101. Assays of mill products were performed by SGS Labs in Durango, Mexico, Concentrate shipment assays were performed by ERSA  and checked at ALS Minerals in Vancouver, BC.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

On Behalf of the Board

“David Wolfin”
______________________________
David Wolfin,  President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.